# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marker Therapeutics, Inc., CIK 0001094038
CUSIP: 57055L107
Title of class of securities: Common Stock, Par Value $0.001
Address of issuer's principal executive offices: 2450 HOLCOMBE BLVD, TMC PARTNERS OFFICE 1.311, HOUSTON, Texas (TX), 77021
Date of event which requires filing of this statement: 08/19/2025
Filed by CIK 0001755569
Persons authorized to receive notices and communications: John R. Wilson, 2100 Old Highway 8 NW, St. Paul, Minnesota (MN), 55112, 651-628-9259

## Reporting persons
- John R. Wilson TTE, John R. Wilson Revocable Trust U/A DTD 08/03/2017 (CIK 0001755569): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 641,801; shared voting power 0; sole dispositive power 641,801; shared dispositive power 0; aggregate amount beneficially owned 641,801 (4.96% of the class)
  Comment: *Such percentage was calculated based upon an aggregate of 12,938,910 Issuer shares of common stock outstanding as of August 4, 2025 as represented by the Issuer's Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001
Name of issuer: Marker Therapeutics, Inc.
Address of issuer's principal executive offices: 2450 HOLCOMBE BLVD, TMC PARTNERS OFFICE 1.311, HOUSTON, Texas (TX), 77021
Comment:
This Statement on Schedule 13D (this "Schedule") relates to the common stock, par value $0.001 per share ("Common Stock"), of Marker Therapeutics, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2450 Holcombe Blvd, Suite BCM-A, MS: BCM251 Houston, Texas.

This Amendment No. 2 is being filed to report that the beneficial ownership of Common Stock by the Reporting Person has decreased to less than 5% as a result of the sales reported on Schedule A.

## Item 2. Identity and Background
Name of person filing: This Schedule is being filed by John R. Wilson TTE, John R. Wilson Revocable Trust U/A DTD 08/03/2017 (the "Trust").
Residence or business address: The Reporting Person's business address is 2100 Old Highway 8 NW, St. Paul, MN 55112.
Present principal occupation or employment: The Reporting Person is a trust.
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is the trustee of the revocable trust which holds the Common Stock.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of Amendment No. 1 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of Amendment No. 1 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date hereof, the Reporting Person beneficially owns 641,801 shares of Common Stock, which comprises 4.96% of the Common Stock of the Issuer. As of, August 4, 2025, there were 12,938,910 shares of Common Stock of the Issuer issued and outstanding as represented by the Issuer's Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote the shares beneficially owned.
Transactions in the class effected during the past sixty days: The transactions effected during the past 60 days by the Reporting Person are set forth on Exhibit A, attached hereto.
Other persons with the right to receive dividends or sale proceeds: Only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: John R. Wilson resigned from the Issuer's Board of Directors on January 24, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Schedule A dated as of August 19, 2025.

## Signatures
- John R. Wilson TTE, John R. Wilson Revocable Trust U/A DTD 08/03/2017: /s/ John R. Wilson, John R. Wilson/Trustee (08/20/2025)